Rock Resources Inc.

#2120 – 1055 West Hastings Street   Vancouver, B.C.   V6E 2E9

TEL: (604) 688-3304
FAX: (604) 682-6038
North American Toll Free: 1-888-ROCK-RES (762-5737)

E-mail: info@rockresources.com
Web site: http://www.rockresources.com


03022209

TSX RCK

April 25, 2003

B.C. Securities Commission (via SEDAR)
12th Floor
701 West Georgia St.
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

RE: Form 27 (Material Change Report) Dated April 25, 2003
Pursuant to News Release Dated April 25, 2003

Enclosed please find Form 27 as noted above.

Yours truly,

"Graeme Rowland"

Graeme Rowland
Chairman and President

Encl.

cc: TSX Venture Exchange (via SEDAR)
Securities & Exchange Commission (82-4504) ✓

dlw 6/4

Form 27
Securities Act
MATERIAL CHANGE REPORT
Under Section 85(1) of the Act

Item 1 **Reporting Issuer**

ROCK RESOURCES INC.
Suite #2120 – 1500 West Hastings Street
Vancouver, B.C. V6E 2E9
Telephone: (604) 688-3304
Fax: (604) 682-6038

Item 2 **Date of Material Change**

April 25, 2003 - Vancouver, British Columbia

Item 3 **Press Release**

April 25, 2003

Item 4 **Summary of Material Change** Please see item 5 below for details.

After a review of the Margarita property by company management and their consultants, the Company has decided to terminate the option on the Margarita as further expenditures do not appear warranted

Item 5 **Full Description of Material Change**

After a review of the Margarita property by company management and their consultants, the Company has decided to terminate the option on the Margarita as further expenditures do not appear warranted.

Rock's interests are now all Canadian and are in the Yukon and Ontario. Rock is exploring and developing resources on its 60% optioned from Pacific Ridge Exploration Ltd (TSXV: PEX) **Fyre Lake** (copper, cobalt and gold) property in the Finlayson Lake Mining Camp, Yukon, on its 60% optioned from Western Prospector Group Ltd (TSXV: WNP) **Lakemount** (PGM, copper, nickel, gold and diamond) property, near Wawa, Ontario and its two-thirds optioned from Tres-Or Ltd (TSXV: TRS) **Temagami North** and **Temagami East** (diamond) properties, near Temagami, Ontario.

In making the announcement, Graeme Rowland, Chairman and President of Rock Resources said, "This decision allows the company to concentrate its efforts on the exploration and development of its promising Canadian properties and cuts these expensive links with the past."

For further information, please call Larry Horsburgh, Investor Relations #604 688 3304

Item 6 **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following:

Officer: Graeme W. Rowland
President
Telephone: (604) 688-3304
Fax: (604) 682-6038
Address: Rock Resources Inc.
Suite #2120 – 1055 West Hasting Street
Vancouver, B.C. V6E 2E9

Item 9 **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

April 25, 2003
(date)

"Graeme W. Rowland"

(signature)

Graeme W. Rowland

(name)
President
(position)
Vancouver, B.C.

(place of declaration)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

British Columbia Securities Commission
QUARTERLY REPORT
BC Form 51-901F

03 MAY -5 7:21

NAME OF ISSUER	*FOR QUARTER ENDED*	*DATE OF REPORT*
ROCK RESOURCES INC.	**February 28, 2003**	**April 29, 2003**

ISSUER ADDRESS:

Suite 2120, 1055 West Hasting Street, Vancouver, British Columbia, V6C 2E9

Phone number	*Fax Number:*
(604) 688-3304	**(604) 682-6038**
E-Mail Address:	*Website:*
Info@rockresources.com	www.rockresources.com

CONTACT PERSON	***CONTACT'S POSITION***	***CONTACT TELEPHONE NO.***
T. Allen Rose	Chief Financial Officer	(604) 688-3304

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Annual Report will be provided to any shareholder that requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedule B & C.

DIRECTOR'S SIGNATURE	DATE SIGNED
Signed:	
"***Graeme Rowland***"	April 29, 2003
DIRECTOR'S SIGNATURE	DATE SIGNED
Signed:	
"***T. Allen Rose***"	April 29, 2003

RELATED PARTY TRANSACTIONS

See Consolidated Financial Statements – Note 9

SECURITIES ISSUED

See Consolidated Financial Statements – Note 8

SHARES OUTSTANDING AT END OF PERIOD

See Consolidated Financial Statements – Note 9

WARRANTS AND OPTIONS OUTSTANDING AT END OF PERIOD

See Consolidated Financial Statements – Note 9

SHARES IN ESCROW OR SUBJECT TO POOLING AT END OF PERIOD

There are no shares held in escrow or subject to pooling.

LIST OF DIRECTORS AND OFFICERS AS AT FEBRUARY 28, 2003

Bruce D. Hirsche	Director	T. Allen Rose	Director, Secretary and CFO
Elston Johnston	Director	Graeme Rowland	Director, Chairman and President
Richard Poulden	Director	James Watt	Director

During the period, Mar Bergstrom resigned as Secretary.

ROCK RESOURCES INC.
SCHEDULE "C"
MANAGEMENT'S DISCUSSION & ANALYSIS
For the period ended February 28, 2003

Description of Business

The Company's principal business activities are the exploration and development of mineral properties. The Company is in the process of exploring and developing its mineral properties and has not yet determined whether its mineral properties contain reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves in its mineral properties, the ability of the Company to obtain the necessary financing to complete development, confirmation of the Company's interest in the underlying mineral claims and leases and upon future profitable production or sufficient proceeds from the disposition of its mineral properties.

Competition

The mining industry in which the Company is engaged is in general, highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company competes with other mining companies in connection with the acquisition of diamond, gold and other precious and base metal properties. In general, properties with a higher grade of recoverable mineral and/or which are more readily mineable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive exploration properties.

Results of Operations

The Company reports a net loss of Cdn $188,214 for the 3-months ended February 28, 2003, or a $0.06 loss per share on a post-consolidated basis vs. a net loss of Cdn $271,646 or a $0.39 loss per share for the 3-months ended February 28, 2002. The Company had $1,500 in rental revenue for the period vs. $0 for the prior year's period. As well, the Company realized a $5,180 gain on sale of marketable securities vs. $0 for the prior year's period. The reduction in net loss over the prior year was also related to an overall cost reduction program implemented by new management.

The Company reports a net loss of Cdn $669,435 for the 9-months ended February 28, 2003, or a $0.12 loss per share on a post-consolidated basis vs. a net loss of Cdn $727,630 or a $0.52 loss per share for the 9-months ended February 28, 2002. The increase in net loss related primarily to the costs associated with public company costs including the cost of the extraordinary general meeting incurred and investor relation's costs incurred in the first quarter of the fiscal year. Management will continue to focus on minimizing general and administrative costs.

Related Party Transactions

Refer to the Consolidated Financial Statements – Note 9.

Liquidity and Capital Resources

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a mining property. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations.

The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the development of and production from such properties. During the past few years the price of metals has substantially decreased although there are signs that prices have bottomed out. If the decline in metal prices continues, this may adversely affect the Company's ability to raise capital to explore existing or new mineral properties.

SCHEDULE "C" - MANAGEMENT'S DISCUSSION & ANALYSIS (Cont'd...)

The Company has incurred losses since inception and at February 28, 2003 has a working capital deficiency of $8,501 (May 31, 2002 - $97,280) and a capital surplus of $494,235 (May 31, 2002 – deficit of $439,127). The improvement during the period in the capital account relates to private placements. The Company requires additional funds to continue operations, to explore its mineral properties and to maintain its property interests pursuant to property option agreements. Management is actively seeking additional financing, and while it has successfully done this in the past, there is no assurance that it will continue to be able to do so in the future. These matters raise doubt about the Company's ability to continue as a going concern. These consolidated financial statements do not include adjustments that would be necessary should the Company be unable to continue as a going concern.

Legal proceedings

In July 1995 the Provincial Government of BC expropriated certain mineral claims located in British Columbia known as the Amber Mineral Claims for the creation of a provincial park. To date the Company has sought through the courts compensation for such expropriation. The proceedings are on going and the outcome is not determinable.

Current and Subsequent activities

During the last nine months, the Company has undergone a number of significant changes. A new board of Directors has been established and a new management team has been put into place. The Company has moved from the exploration and development of a single mineral property and now has a portfolio of five mineral properties located in Canada and Southwest U.S. comprising of approximately 200 square kilometers in total size, two of which host significant resource discoveries.

The Company is focused on creating real shareholder value by aggressively pursuing major finds of gold, diamonds and other precious and base metal resources in highly promising areas of North America. This wide commodity diversification covering diamonds, precious metals and base metals reduces the risk exposure to the Company from commodity price fluctuations.

In exploration terms, the five properties range from grass, where geological indications suggest that exploration is justified, to mature where targets have been identified and resources outlined.

Margarita Property

In fiscal 2001, the Company acquired the rights to earn a 100% of an epithermal gold property consisting of Oro 1-16 claims located in the Oro Blanco Mountains in southern Arizona. Refer to Consolidated Financial Statements – Note 5 for the financial details of this transaction.

In February 2002, the Company staked an additional 23 claims known as Oro 17-39 surrounding the Oro 1-16 claims.

On April 25, 2003, the Company terminated the December 21, 2001 option agreement on its Margarita Property and abandoned the project. The carrying costs of $163,591 will be charged against earnings in the subsequent period.

Temagami North Property

On April 15, 2002 the Company entered into an agreement with Tres-Or Resources Ltd. ("Tres-Or") to acquire a two third's interest in 104 non-contiguous claim units in the New Liskeard/Cobalt kimberlite field in northeastern Ontario. Refer to Consolidated Financial Statements – Note 5 for the financial details of this transaction.

The Temagami North project is underlain by the same Archean basement rocks that host the Victor Pipe, where De Beers' is carrying out pre-feasibility studies to the north, near Attawapiskat, Ontario. The Victor Pipe lies at the northern extension of the Lake Timiskaming Structural Zone (LTSZ), a broad northwesterly trending zone along which a number of kimberlite clusters occur. Following the LTSZ clusters south and east from Attiwapiskat to Kirkland Lake

SCHEDULE "C" - MANAGEMENT'S DISCUSSION & ANALYSIS (Cont'd...)

and the New Liskeard/Cobalt areas, more than 30 kimberlite pipes have been located, some of which are diamond bearing.

The agreement allows for systematic diamond exploration on the properties where ground magnetic surveys were completed by Tres-Or on the Lundy and Bucke claims. Over a dozen priority circular magnetic anomalies with responses indicative of potential kimberlite pipes occur on the properties. During the period, further detailed magnetic and electromagnetic ground surveys were completed on certain claims to delineate and prioritize potential sources for the kimberlite indicator mineral ("KIM") grains recovered from till sampling. As part of the phase I exploration program, detailed mapping, prospecting and sampling has been carried out to evaluate structural features which may have influenced kimberlite emplacement. The detailed sampling program included the collection of 41 till samples sampled down ice of magnetic anomalies. Currently, 21 till samples have been concentrated and selected for KIM sorting and microprobe analyses.

Drilling has been recommended to test high quality magnetic targets on some of the Temagami North properties, located within the New Liskeard kimberlite field, where at least 13 pipes have already been discovered, approximately half of which are diamond bearing. The targets to be tested are strong magnetic highs, within two kilometers of known diamondiferous pipes. Testing will consist of 500 metres of drill core and will commence on the final compilation of geochemical and geophysical results.

Lakemount Property

On July 9, 2002, the Company entered into an agreement to earn a 60% joint venture interest in Western Prospector Group Ltd's interest in a total of 3,017 hectares in the Esquega township in the district of Algoma, Ontario and 38 contiguous claim units in the McMurray, Lastheels and Chabanel townships, Ontario, known collectively as the Lakemount Property.

On August 30, 2002, the Company optioned 51% of the claims to Rock Minerals International PLC ('RMI'), an Irish PLC in which the Company owns 45%, whereby RMI can earn a 51% interest in the Lakemount Property by paying the Company $100,000 before March 31, 2003 and making 100% of the future exploration expenditures required subsequent to December 31, 2002. In addition, the Company will earn a 10% management fee on all exploration expenditures required by RMI subsequent to December 31, 2002. This agreement is subject to the approval of the TSX Venture Exchange and specific capital requirements in RMI.

Refer to Consolidated Financial Statements - Note 5 for a summary of the financial details of these transactions.

This transaction provides the Company with a 9% carried interest in the Lakemount Property and a future stream of management fees based on the exploration expenditures RMI will be funding.

Past exploration work on the Lakemount Property dates back to the late 1920's and includes mapping, sampling, geophysical surveys, bulk sampling and diamond drilling totaling over 25,000 meters. The majority of the exploration was focused primarily on the F Zone, which contains magmatic disseminated copper-nickel mineralization hosted on the border phase of the Sunrise Lake Peridotite Complex. The copper-nickel mineralization in this zone occurs in the southern border phase of the ultrabasic intrusion. The few samples which were analyzed for platinum Group Elements at this time showed values of significance at 2003 prices.

Prior drilling programs totaling 122 holes in 24,170 meters have traced the mineralization over a length of 792 meters. From outcrops, the mineralization has been traced to a depth of 200 meters below the surface. Visible copper-nickel mineralization has been reported as two sub-parallel steeply north-dipping zones varying from 5 to 25 meters think occurring 120 meters apart. They are separated by lower grade disseminated mineralization, which was not assayed during this earlier campaign.

In 1968, a drill indicated resource of 2.3 million tonnes grading 0.55% nickel and 0.36% copper was calculated for the F Zone. This resource, which does not conform to NI 43-101, is open along strike and down dip.

The property is considered to be an under-explored precious metals and base metals system, with opportunity for rapid resource definition through drilling within and beyond the known limits of mineralization.

SCHEDULE "C" - MANAGEMENT'S DISCUSSION & ANALYSIS (Cont'd...)

In addition, there is a 'blue sky' potential for a diamond discovery on the Lakemount Property, as the western portion covers the intersection of the two major deep-seated structures that host the Wawa diamond discoveries. These discoveries, located north of the Lakemount Property, are seeing active exploration. Preliminary exploration on the property has identified a kimberlite dyke that will be sampled for its diamond bearing potential..

Fyre Lake Property

On July 26, 2002, the Company entered into an agreement with Pacific Ridge Exploration Ltd. and Welcome Opportunities Ltd. (Now Endeavour Mining Capital Corp.) granting the company the rights to earns up to a 40% interest in core claims and a 60% interest in peripheral claims comprising 169 Yukon Quartz mining claims covering 2,947 hectares located in the Finlayson Lake area if the Watson Lake Mining District in the southeastern area of the Yukon Territory in Canada.

On August 30, 2002, the Company optioned 51% of the claims to Rock Minerals International PLC ('RMI'), an Irish PLC in which the Company owns 45%, whereby RMI can earn a 51% interest in the Fyre Lake Property by paying the Company $100,000 before March 31, 2003 and making 100% of the future exploration expenditures required subsequent to December 31, 2002. In addition, the Company will earn a 10% management fee on all exploration expenditures required by RMI subsequent to December 31, 2002. This agreement is subject to the approval of the TSX Venture Exchange and specific capital requirements in RMI.

Refer to Consolidated Financial Statements - Note 5 for a summary of the financial details of these transactions.

This transaction provides the Company with a 9% carried interest in the Fyre Lake Property and a future stream of management fees based on the exploration expenditures RMI will be funding.

Two significant discoveries (Kudh ze Kayah and Wolverine) have been made less than 30 kilometers from the Fyre Lake Property and are currently under development. The Fyre Lake Property is underlain by the same host rocks as these other discoveries.

The Fyre Lake property has an extensive exploration history. Past work conducted by such companies as Atlas Explorations, Welcome North Mines, Placer Dome and Columbia Gold Mines ('CGM') included mapping, gridding, electromagnetic and magnetic surveys, geochemical sampling, sample analysis and diamond drilling. CGM spent a total of $6.7 million on exploration and calculated a preliminary drill measured and indicated resource for the main mineralization zone (the 'Kona deposit') of 8.2 million tonnes grading 2.08% copper, 0.11% cobalt and 0.73 grams of gold per tonne. This resource is open along strike and down dip.

In August 2002, a revised resource estimate was done for the Kona deposit. Using a 1.0% copper cut-off grade, an indicated mineral resource of 3.57 million tonnes grading 1.57% copper, 0.10% cobalt and 0.61 grams of gold per tonne was calculated. The inferred mineral resource, using the same copper cut-off grade was 5.36 million tonnes grading 1.48% copper, 0.08% cobalt and 0.53 grams of gold per tonne. This resource estimate was prepared and reported in compliance with NI 43-101 guidelines.

In addition to this open resource there are three large untested targets on the property. These have similar geology, geochemistry and geophysics as the Kona mineralization and there is every reason to believe that they will contain similar mineralization.

The Company believes that, based on the mineralization outlined to date on the East Kona and West Kona zones, that the Fyre Lake Property has the potential to host a 50 million tonne resource, of which it will have a 9% carried interest.

Temagami East Property

On July 29, 2002, the Company entered into an agreement with Tres-Or Resources Ltd. ("Tres-Or") to acquire a two third's interest in 795 contiguous claim units, the Temagami East Option, located near Temagami in northeastern Ontario.

SCHEDULE "C" - MANAGEMENT'S DISCUSSION & ANALYSIS (Cont'd...)

On August 30, 2002, the Company optioned 51% of the claims to Rock Minerals International PLC ('RMI'), an Irish PLC in which the Company owns 45%, whereby RMI can earn a 51% interest in the Temagami East Property by paying the Company $100,000 before March 31, 2003 and making 100% of the future exploration expenditures required subsequent to December 31, 2002. This agreement is subject to the approval of the TSX Venture Exchange and specific capital requirements in RMI.

Refer to Consolidated Financial Statements - Note 5 for a summary of the financial details of these transactions.

This transaction provides the Company with a 15 and two thirds carried interest in the Temagami East Property.

Tres-Or has compiled a proprietary and extensive data set of airborne geophysics, including measured horizontal and vertical magnetic gradient data flown at 150-metre line spacing over the Temagami East block. The geochemistry compiled includes indicator mineral (KIM) samples with favourable G10 chemistry, some sources likely derived within the Temagami East block and Mg-ilmenite chemistry from these samples which suggests multiple sources, and favourable conditions for diamond preservation within the kimberlite magma.

The Temagami area of Northeastern Ontario is considered very prospective for diamond exploration and was the subject of two government studies released in April 2001 and July 2002, which concluded that the area has good potential to host diamondiferous kimberlites based on the recovery of KIMs with favourable G10 chemistry. The Ontario Geological Survey ("OGS") completed a regional stream sediment heavy mineral program for kimberlite indicator minerals and located numerous such minerals in the drainages of the Temagami area. The conclusions of the OGS (Allen, 2001 and Reid, 2002) supported earlier exploration efforts, which highlighted the highly sub-calcic G10 garnets that are comparable to the best indicator minerals from producing diamondiferous kimberlites worldwide, including the Ekati Mine in the Northwest Territories, which now produces 5% of the world's diamond supply.

The Temagami East block is located on the southern margin of the Archean Superior Craton, in an area with encouraging kimberlite indicator mineral chemistry associated with important geological structures. This includes prominent northwest trending structures that parallel the Lake Timiskaming fault zones. These structures comprise the southern extension of a know kimberlite trend, and are associated with more than 30 kimberlite pipes, which extend north and west to the diamondiferous Victor Pipe which De Beer's has reported a 36 million tonne inferred resource grading 0.43 carats per tonne and is undergoing pre-feasibility studies.

The OGS sample results and Tres-Or's sampling confirm good indicator mineral chemistry suggestive of diamondiferous kimberlite sources. The proprietary airborne geophysical database has defined several high-priority geophysical anomalies to follow-up immediately. Ground geophysical surveys in conjunction with systematic geochemical sampling has been recommended.

Corporate Finance Activities

During the period, the Company closed a non-brokered private placement of 407,822 units at $1.50 per unit for total proceeds of $611,733. Each unit consisted of two common shares and two non-transferable share purchase warrants. One warrant entitled the shareholder to purchase an additional common share at a price of $1.00 until June 30, 2003 and the second warrant entitles the shareholder to purchase an additional common share at a price of $1.50 until November 30, 2003.

In November 2002, the Company announced another private placement of 500,000 units to be priced at $1.00. Each unit consisted of ten common shares and one non-transferable share purchase warrant. One warrant entitles the shareholder to purchase three additional common shares at a price of $0.13 each until April 30, 2003. On December 26, 2002, the Company received TSX Venture Exchange approval on the private placement for an over-subscribed amount of 562,000 units for total proceeds to the Company of $562,000.

ROCK RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

FEBRUARY 28, 2003

ROCK RESOURCES INC.

CONSOLIDATED BALANCE SHEETS

Unaudited - Prepared by Management

	February 28 2003	May 31 2002
ASSETS		
Current Assets		
Cash	$ 3,322	$ 14,904
Accounts receivable	136,674	20,288
Prepaid expenses and deposits	8,759	38,983
	148,754	74,175
Marketable securities	118,000	101,500
Long Term Investment (Note 3)	34,000	-
Capital assets (Note 4)	79,171	116,787
Mineral properties (Note 5)	856,201	199,867
	$ 1,236,127	$ 492,329
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 95,588	$ 171,455
Due to related party	-	11,000
Interest payable	61,667	$ -
	157,255	182,455
Due to related parties (Note 9)	-	195,116
Loan payable (Note 6)	75,962	76,710
Convertible Debentures (Note 7)	508,675	477,175
	741,892	931,456
Shareholders' equity		
Capital stock (Note 8)	16,250,389	14,401,689
Share subscriptions received (Note 8)	-	245,902
Convertible debentures (Note 7)	210,000	210,000
Deficit	(15,966,154)	(15,296,718)
	494,235	(439,127)
	$ 1,236,127	$ 492,329

See notes to the consolidated financial statements

On behalf of the Board:

"GRAEME ROWLAND" **Director**

"ALLEN ROSE" **Director**

ROCK RESOURCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Unaudited - Prepared by Management

	3 months ending February 28		9 months ending February 28	
	2003	2002	2003	2002
REVENUE:				
Rental revenue	$ 1,500	$ -	$ 9,500	$ -
Gain on sale of marketable securities	5,180	-	5,180	-
	6,680	-	14,680	-
EXPENSES				
Accretion of convertible debentures	10,500	15,750	31,500	47,250
Amortization	13,293	7,267	39,079	21,804
Bad Debts	28	1,011	7,170	1,011
Bank charges	522	(788)	1,755	
Consulting	32,216	29,900	82,548	70,123
Financing fees and charges	23,000	29,554	33,750	29,554
General exploration	1,491	-	7,626	
Interest on convertible debentures	15,000	24,250	45,000	69,250
Investor relations	32,210	15,681	132,096	68,728
Transfer and listing fees	8,276	8,624	34,044	19,629
Management fees	3,000	30,952	36,000	109,489
Office and salaries	22,155	38,134	90,505	133,502
Professional fees	20,697	54,671	62,100	63,331
Telephone	3,466	2,593	12,001	39,133
Travel and promotion	9,040	14,047	68,940	54,826
Write-off of mineral property	-	-	1	
	171,894	271,646	684,115	727,630
Loss for the period	(188,214)	(271,646)	(669,435)	(727,630)
Deficit, beginning of period	(15,777,939)	(14,431,296)	(15,296,718)	(14,270,969)
Deficit, end of period	$(15,966,154)	$(14,702,942)	$(15,966,154)	$(14,998,599)
Loss per common share	$ (0.06)	$ (0.39)	$ (0.12)	$ (0.52)
Weighted average number of common shares	11,588,410	2,816,336	11,070,598	2,816,336

ROCK RESOURCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited - Prepared by Management

	3 months ending February 28		9 months ending February 28	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (165,214)	$ (271,646)	$ (669,435)	$ (727,630)
Items not affecting cash:				
Write-off of mineral property	-	-	1	
Shares issued as a financing fee	-	29,554	10,000	29,554
Amortization	26,186	7,267	39,079	21,804
Accretion of convertible debentures	21,000	5,750	31,500	47,250
	(118,028)	(219,075)	(588,855)	(629,022)
Changes in non-cash working capital items:				
Accounts receivable	(116,386)	(6,128)	(116,386)	(13,602)
Prepaid expenses	30,225		30,225	
Accounts payable and accrued liabilities	(75,867)	13,023	(75,867)	110,103
Due to related parties	(11,000)	(308,312)	(11,000)	(33,744)
Interest payable	41,268	20,713	61,667	65,701
	(131,760)	(280,704)	(111,361)	128,458
Net cash used in operating activities	(249,788)	(499,779)	(700,216)	(500,564)
CASH FLOWS FROM FINANCING ACTIVITIES				
Loan Payable	(748)	507,537	(748)	535,434
Due to related party	-	-	(195,117)	
Subscriptions received	(245,902)	116,508	(245,902)	116,508
Issuance of capital stock	1,848,700	-	1,463,700	
Net cash provided by financing activities	1,602,050	624,045	1,021,933	651,942
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of capital assets	-	-	(1,064)	
Marketable securities	(16,500)	-	(16,500)	
Long term investment	(34,000)	-	(34,000)	
Mineral property expenditures	(656,334)	(7,800)	(281,334)	(35,085)
Net cash used in investing activities	(706,834)	(7,800)	(332,898)	(35,085)
Change in cash position during the period	645,427	116,466	(11,182)	116,293
Cash position, beginning of period	12,312	149	14,904	322
Cash position, end of period	$ 657,739	$ 116,615	$ 3,722	$ 116,615

ROCK RESOURCES INC.

CONSOLIDATED STATEMENT OF MINERAL PROPERTIES

Unaudited - Prepared by Management

	May 31 2002	Expenditures during period	February 28 2003
SOUTH AMERICA			
Chile - Coiron Property	1	(1)	-
UNITED STATES			
Arizona			
Margarita Property			
Acquisition costs	39,435	20,096	59,531
Land fees	5,287	5,970	11,257
Geological and geophysical	15,843	41,675	57,518
Consultants	29,269	-	29,269
Other	3,032	2,985	6,017
	92,866	70,725	163,591
CANADA			
Ontario			
Temagami North Property			
Acquisition costs	99,000	10,000	109,000
Geological and geophysical	8,000	67,855	75,855
Other	-	2,020	2,020
	107,000	79,875	186,875
Lakemount Property			
Acquisition costs	-	170,000	170,000
Geological and geophysical	-	39,160	39,160
Legal Fees	-	14,300	14,300
Other	-	3,885	3,885
	-	227,345	227,345
Temagami East Property			
Acquisition costs	-	188,000	188,000
Legal Fees	-	3,956	3,956
Other	-	1,620	1,620
Less: Optioned recoveries	-	(25,000)	(25,000)
	-	168,576	168,576
Yukon			
Fyre Lake Property			
Acquisition costs	-	75,000	75,000
Geological and geophysical	-	23,800	23,800
Legal Fees	-	4,643	4,643
Other	-	6,371	6,371
	-	109,814	109,814
Total mineral properties	199,867	656,334	856,201

1. BASIS OF PRESENTATION

These unaudited interim financial statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended May 31, 2002.

2. COMPARATIVE FIGURES

Certain of the prior period's figures have been reclassified to conform to the presentation adopted for the current year.

3. LONG TERM INVESTMENT

Long term investment consists of 45% of the initial capital stock in Rock Minerals International PLC ("RMI)", an Irish PLC. This investment has been recorded using the cost method of consolidation.

4. CAPITAL ASSETS

	February 28, 2003			May 31, 2002		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Furniture & equipment	$ 62,311	$ 42,299	$ 20,012	$ 61,247	$ 32,952	$ 28,295
Computer equipment	195,553	136,394	59,159	195,553	107,061	88,492
	$ 257,864	178,693	$ 79,171	$ 256,800	$ 140,013	$ 116,787

5. MINERAL PROPERTIES

Margarita Property, Arizona

On January 15, 2001 the Company entered into an option agreement whereby it could earn a 100% interest in the Oro 1-16 claims located in the Oro Blanco Mountains in southern Arizona.

On December 21, 2001 the Company and the property vendor amended the January 15, 2001 option agreement and entered into a new option agreement. In order to earn a 100% interest, the Company must make staged payments to the property vendor over three years aggregating U.S. $41,600 (U.S. $26,600 paid to February 28, 2003), expend a total of Cdn. $650,000 on exploration work over the same period ($57,518 expended to February 28, 2003) and issue to the property vendor a total of 38,750 post-consolidation common shares (8,750 issued to February 28, 2003) over eight years.

The property vendor will retain a 2% Net Smelter Royalty ("NSR"), which the Company can purchase for U.S. $2,000,000 within two years after commercial production. If the option agreement has not been terminated and the property is not in commercial production, the Company shall make advance royalty payments to the property vendor of U.S. $220,000 over five years commencing December 31, 2004. Any advance royalty payments made shall be deducted from any NSR liability arising from commercial production.

5. MINERAL PROPERTIES (cont'd...)

In February 2002, the Company staked an additional 23 claims known as Oro 17-39 surrounding the Oro 1-16 claims.

Subsequent to February 28, 2003, the Company and the property vendor amended the December 21, 2001 agreement, subject to board approval and a consultants report, to defer the first year's exploration expenditures required to be made prior to October 31, 2003 in consideration for additional vendor payments of U.S. $12,000 to be made prior to May 31, 2003.

The following is a summary of the future obligations of the Company required under the terms of the option agreement and the amendments to it:

Date	Vendor Payments	Exploration Expenditures	Advance Royalties	Shares to be issued
	US$	Cdn.$	US$	
May 31, 2003	$ 12,000			
October 31, 2003		$ 102,482		
June 30, 2003	2,500			
December 31, 2003	7,500	470,000		
February 20, 2004				5,000
December 31, 2004			$ 40,000	
February 20, 2005				5,000
December 31, 2005			40,000	
February 20, 2006				5,000
December 31, 2006			40,000	
February 20, 2007				5,000
December 31, 2007			50,000	
February 20, 2008				10,000
December 31, 2008			50,000	
	$ 22,000	$ 572,482	$ 220,000	30,000

Temagami North, Ontario

On April 15, 2002 the Company entered into an agreement with Tres-Or Resources Ltd. ("Tres-Or") to acquire a two third's interest in 104 non-contiguous claim units in the New Liskeard/Cobalt kimberlite field in northeastern Ontario. On signing the agreement, the Company paid $5,000 and issued 100,000 common shares to Tres-Or at a deemed value of $90,000. The Company also subscribed for 290,000 common shares of Tres-Or at $0.35 as a condition of the agreement.

In addition, and amended by a letter agreement dated November 12, 2002, the Company must make additional vendor payments to Tres-Or aggregating $30,000 before November 30, 2003 ($15,000 paid to February 28, 2003), fund a total of $300,000 ($75,855 paid to February 28, 2003) in exploration expenditures over the same period and pay management fees to Tres-Or equal to 10% of the exploration expenditures.

5. MINERAL PROPERTIES (cont'd...)

The following is a summary of the future obligations of the Company required under the terms of the agreement and the amendment to it:

	Vendor Payments	Exploration Expenditures	Management Fees
November 30, 2003	$ 15,000	$ 200,000	$ 20,000
	$ 15,000	$ 254,145	$ 30,000

Lakemount Property, Ontario

On July 9, 2002, the Company entered into an agreement to earn a 60% joint venture interest in Western Prospector Group Ltd's ("WPG") interest in a total of 3,017 hectares in the Esquega township in the district of Algoma, Ontario and 38 contiguous claim units in the McMurray, Lastheels and Chabanel townships, Ontario, known collectively as the Lakemount Property.

The Company paid $20,000 on signing of the Agreement, is required to pay $40,000 by June 30, 2004. The Company also issued 200,000 units at a deemed value of $0.75 per unit and is to issue an additional 300,000 units (100,000 by June 30, 2003; 100,000 by June 30, 2004; and 100,000 by June 30, 2005). Each unit will consist of one common share and one common share purchase warrant exercisable for one additional common share for a 15-month period. The exercise price of the first 300,000 warrants is $1.00 and the subsequent tranches will have an exercise price set at the market price at the time of issuance.

In addition, and amended by a letter agreement dated October 23, 2002, the Company is required to carry out exploration expenditures in the amount of $2,568,800 ($39,160 paid to February 28, 2003) carried out in stages before June 30, 2005 and invest $50,000 in the common stock of WPG by June 30, 2003.

On August 30, 2002, the Company entered into an option agreement with Rock Minerals International PLC ("RMI)", an Irish PLC in which the Company owns 45%, whereby RMI can earn a 51% interest in the Lakemount Property by paying the Company $100,000 before June 30, 2003 and making 100% of the future vendor payments and exploration expenditures required subsequent to December 31, 2002. This agreement is subject to the approval of the TSX Venture Exchange and specific capital requirements in RMI.

The following is a summary of the net future obligations of the Company required under the terms of the agreement and amendment with WPG and the agreement with RMI:

	Exploration Expenditures	Units to be Issued	Private Placement
June 30, 2003	$ 100,000	100,000	$ 50,000
June 30, 2004		100,000	
June 30, 2005		100,000	
	$ 168,800	300,000	$ 50,000

5. MINERAL PROPERTIES (cont'd...)

Fyre Lake Property, Yukon

On July 26, 2002, the Company entered into an agreement with Pacific Ridge Exploration Ltd. ("PEX") and Welcome Opportunities Ltd. (now Endeavour Mining Capital Corp) ("Welcome") granting the Company the rights to earn up earn up to a 40% interest in core claims and a 60% interest in peripheral claims comprising the Fyre Lake property located in the Watson Lake Mining District, Yukon.

In order to earn its interest the Company issued 100,000 units to PEX at a deemed value of $0.75 per unit and is required to issue an additional 150,000 units by January 31, 2004. Each unit consists of one common share and one common share purchase warrant exercisable for one additional common share for a 15-month period. The exercise price of the first 100,000 warrants is $1.00 and the second tranche will have an exercise price set at the market price at the time of issuance.

Pursuant to a letter agreement between PEX, the Company and Welcome, the Company is to issue 300,000 shares to Welcome to acquire its 20% interest in core claims comprising part of the Fyre Lake Property, thereby bringing its rights to a 60% interest in both the core claims and peripheral claims of the Fyre Lake Property.

In addition, and amended by a letter agreement dated October 23, 2002, the Company is required to carry out exploration expenditures in the amount of $6,023,800 ($13,800 paid to February 28, 2003) carried out in stages before December 31, 2006 and invest $50,000 in the capital stock of PEX by September 30, 2002 ($10,000 paid).

On August 30, 2002, the Company entered into an option agreement with Rock Minerals International PLC ("RMI)", an Irish PLC in which the Company owns 45%, whereby RMI can earn a 51% interest in the Fyre Lake Property by paying the Company $100,000 before June 30, 2003 and making 100% of the future exploration expenditures required subsequent to December 31, 2002. This agreement is subject to the approval of the TSX Venture Exchange and specific capital requirements in RMI.

The following is a summary of the net future obligations of the Company required under the terms of the agreement and amendment with PEX and the agreement with RMI:

	Exploration Expenditures	Units to be Issued	Shares to be Issued
December 31, 2003	$ 50,000		
January 31, 2004		150,000	
December 31, 2006		100,000	
Upon Joint Venture			300,000
	$ 50,000	200,000	300,000

Temagami East Property, Ontario

On July 29, 2002, the Company entered into an agreement with Tres-Or Resources Ltd. ("Tres-Or") to acquire a two third's interest in 795 contiguous claim units in the Temagami Diamond Claim Project located in northeastern Ontario. On signing the agreement, the Company paid $13,000 and issued 200,000 common shares at a deemed value of $0.75 to Tres-Or. The Company must also subscribe for 290,000 units of Tres-Or at $0.35 before February 28, 2003 ($12,000 paid), each unit consisting of a common share and one share purchase warrant entitling the Company to purchase an additional common share of Tres-Or at a price of $0.50 per share within eighteen months of the issue date.

5. MINERAL PROPERTIES (cont'd...)

Under the terms of the agreement, and amended by a letter agreement dated November 12, 2002, the Company must make additional vendor payments to Tres-Or aggregating $225,000 ($25,000 paid to February 28, 2003) and must also fund a total of $400,000 in exploration expenditures between January 1, 2003 and December 31, 2003 and depending on exploration results will have the option to fund a further $6.1 million in exploration expenditures over four years commencing December 31, 2004 until December 31, 2007. Exploration expenditures include management fees payable to Tres-Or not to exceed 10% of the total exploration expenditures.

On August 30, 2002, the Company entered into an option agreement with Rock Minerals International PLC ("RMI)", an Irish PLC in which the Company owns 45%, whereby RMI can earn a 51% interest in the Temagami East Property by paying the Company $100,000 before June 30, 2003 and making 100% of the future exploration expenditures required as noted above. This agreement is subject to the approval of the TSX Venture Exchange and specific capital requirements in RMI.

There are no future obligations of the Company required under the terms of the agreement and amendment with Tres-Or and the agreement with RMI.

Coiron Property, Chile

The Company has abandoned its interest in the Coiron Property. The carrying value of $1 was charged against earnings.

Title to mining properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

6. LOAN PAYABLE

On October 25, 1999 the Company entered into a loan agreement with a private company with one director in common, whereby the Company could borrow up to $500,000 to fund legal fees to assist with the costs of an expropriation litigation it had commenced. Under the terms of the agreement, the loan is only repayable should the Company recover monies from the litigation. The loan bears interest of 1% per annum and contains a bonus provision whereby one common share of the Company will be issued for each $20.00 advanced under the loan to a maximum of 25,000 shares. The Company is to reimburse expenses in connection with its formation, capitalization and operation up to a maximum of $100,000 at the time the principal of the loan amount is repaid.

7. CONVERTIBLE DEBENTURES

During its 2000 fiscal year, the Company issued convertible debentures totaling $900,000. These debentures mature on October 12, 2004 and bear interest at 10% per annum. The debentures are convertible into common shares at $25.00 per share prior to October 2003; and $30.00 per share prior to October 2004. Any amounts not converted upon maturity may be converted by the Company at the lowest price per share permitted by the TSX Venture Exchange, but not less than $0.15 per share.

In accordance with generally accepted accounting principles relating to the presentation of convertible debt instruments, the convertible debentures were split into liability and equity components at the time of their issue. The liability component represents the present value of interest and principal payments after factoring out the conversion premium options. The financial liability is accreted by way of a charge to earnings over the term of the debt.

7. CONVERTIBLE DEBENTURES (Cont'd...)

In connection with the issuance of the convertible debentures, the Company paid $45,000 as a finder's fee, which has been deferred and amortized against the liability component.

The continuity of convertible debenture balances is as follows:

	Liability component	Equity component
Balance, May 31, 2002	$ 477,175	$ 210,000
Accretion of liability component	31,500	-
Balance, February 28, 2003	$ 508,675	$ 210,000

8. CAPITAL STOCK

	Number of Shares	Amount
Authorized:		
100,000,000 common shares without par value		
Issued:		
As at May 31, 2002	10,255,389	$ 14,401,689
Issued for cash:		
For private placement	815,644	611,733
For exercise of options	121,000	18,150
For exercise of warrants	92,381	17,000
Issued for other than cash:		
For finder's fee	2,800	2,100
For financing fee	500	7,900
As at August 31, 2002	11,287,714	15,058,572
Issued for cash:		
For exercise of warrants	130,000	27,300
Issued for other than cash:		
For mineral properties	500,000	375,000
As at November 30, 2002	11,917,714	15,460,872
Issued for cash:		
For private placement	5,620,000	562,000
For exercise of warrants	30,000	3,900
Issued for other than cash:		
For finders, fees	185,000	18,500
For settlement of debt	195,117	195,117
For mineral properties	5,000	10,000
As at February 28, 2003	11,952,831	$ 16,250,389

8. **CAPITAL STOCK** (cont'd...)

Loan payable – bonus shares

During the period, the Company issued 500 post-consolidation shares pursuant to the loan agreement described in Note 5.

Share subscriptions

During the period, the Company received $123,750 toward the private placement of 500,000 units to be priced at $1.00 per unit. Each unit is to consist of ten common shares and one non-transferable share purchase warrant. One warrant entitled the shareholder to purchase three additional common shares at a price of $0.13 per share until April 30, 2003.

Subsequent to November 30, 2003, the private placement was closed for an oversubscribed amount of 562,000 units for total proceeds to the Company of $562,000. Finders' fees of $14,000 and 185,000 in shares are to be issued as part of the transaction.

Stock options

The Company does not have a formal stock option plan in place but follows the TSX Venture Exchange policy under which it is authorized to grant options to directors, employees and consultants to acquire up to 10% of issued and outstanding common stock. Under this policy, the exercise price of each option granted is based upon the market price of the Company's stock as calculated on the date of grant.

The following stock options were outstanding at February 28, 2003:

Number Outstanding	Exercise Price	Date Granted	Expiry Date
80,000	$ 0.50	March 25, 2002	March 25, 2003
230,000	$ 1.00	April 11, 2002	April 11, 2003
345,250	$ 0.75	June 21, 2002	June 21, 2003
265,000	$ 0.20	November 27, 2002	April 30, 2003
265,000	$ 0.25	November 27, 2002	May 31, 2003
1,185,250			

Warrants

The following share purchase warrants were outstanding at February 28, 2003:

Number	Exercise Price		Expiry Date
3,617,619	$ 0.40	Up to April 30, 2003	April 30, 2003
447,822	1.00	Up to June 30, 2003	June 30, 2003
447,822	1.50	Up to November 30, 2003	Nov. 30, 2003
300,000	1.00	Up to January 23, 2004	January 23, 2004
6,463,263			

9. RELATED PARTY TRANSACTIONS

These financial statements include transactions with related parties as follows:

a) During the period, the Company paid $15,000 in management fees to the President and paid $9,000 in management fees payable to two directors.

b) During the period, $11,000 was paid to a member of a former director's immediate family toward repayment of a promissory note.

c) During the period, an agreement was made with a member of a former director's immediate family to settle the debt owed to them of $195,116 by the issuance of 195,117 shares.

d) During the period, a company related by virtue of common directors incurred an aggregate of $7,000 (2001 – nil) for the use of office facilities. The Company is owed $21,506 as at February 28, 2003 and has made an allowance for the collectibility of the entire amount.

e) During the period, 71,000 options were exercised by one director for total consideration of $10,650.

f) During the period, 100,000 warrants were exercised by one director at $0.21 for total proceeds of $21,000.

g) During the period, 255,750 stock options were granted to seven directors exercisable at a price of $0.75 per share until June 21, 2003. 40,000 of these granted to a former director became non-exercisable 30 days after his resignation.

h) During the period, 380,000 stock options were granted to four directors; 190,000 at a price of $0.20 until April 30, 2003 and 190,000 at a price of $0.25 until May 31, 2003.

i) At February 28, 2003, convertible debentures payable include an amount of $26,667 issued to a director and interest payable includes $444 payable to the same director.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties unless otherwise noted.

10. SUBSEQUENT EVENTS

The following transactions occurred subsequent to February 28, 2003:

a) On April 25, 2003, the Company terminated the December 21, 2001 option agreement on its Margarita Property and abandoned the project. The carrying costs of $163,591 will be charged against earnings.